Mail Stop 3561

January 4, 2007

Jin Shi
ChinaGrowth North Acquisition Corporation
c/o Global Vestor Capital Partners LLC
105 Main Street
Hackensack, NJ 07601

      Re: **ChinaGrowth North Acquisition Corporation**
              ChinaGrowth South Acquisition Corporation
              Amendments No. 6 to Registration Statements on Form F-1
              Filed December 21, 2006
              File Nos. 333-134458 and 333-134459

Dear Mr. Shi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Jin Shi
ChinaGrowth North Acquisition Corporation
January 4, 2007
Page 2

1.   We note exhibit 10.8 regarding a promissory note issued to the company. Please describe this note in the prospectus or refer us to the section where it is disclosed. In your disclosure, please include the name of the maker of the promissory note and the principal terms of the note, such as the amount. In addition, wherever possible, please file an executed copy of each exhibit instead of a form, e.g., forms of promissory notes, registration rights agreements, letter agreement etc.

* * * * *

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have questions regarding the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: William N. Haddad, Esq.
        Fax (212) 884-8498